# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Celsius Holdings, Inc., CIK 0001341766
CUSIP: 15118V207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2424 N. Federal Hwy, Suite 208, Boca Raton, Florida (FL), 33431
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001829126-24-000935
Filed by CIK 0001443194

## Reporting persons
- William H. Milmoe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 261,245; shared voting power 35,439,656; sole dispositive power 261,245; shared dispositive power 35,439,656; aggregate amount beneficially owned 35,700,901 (15.2% of the class)
  Comment: Row 5 and Row 7 consists of 261,245 shares of common stock held by the Reporting Person. Row 6 and Row 8 consists of (a) 23,321,589 shares of common stock held by CD Financial, LLC ("CDF"); (b) 10,800,000 shares of common stock held by GRAT 1, LLC ("GRAT 1") and 1,318,067 shares of common stock held by the estate of Carl DeSantis (the "Estate"). The Reporting Person serves as (a) manager of CDF; (b) a co-trustee of the Carl DeSantis Revocable Trust (the "CDS Trust"), which owns a 99% beneficial interest in CDF; and (c) a co-personal representative of the the Estate, which holds 1,318,067 shares of common stock and owns a 100% beneficial interest in GRAT 1. The Reporting Person has shared voting and dispositive power over the shares of common stock held by CDF and GRAT 1 and the Estate. All calculations of percentage ownership herein are based upon an aggregate of 235,031,452 shares of common stock outstanding as of October 30, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.
- Deborah DeSantis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,559,027; shared voting power 25,457,656; sole dispositive power 3,559,027; shared dispositive power 25,457,656; aggregate amount beneficially owned 29,016,683 (12.3% of the class)
  Comment: Row 5 and Row 7 consists of (a) 3,545,167 shares of common stock held by the Reporting Person; and (b) 13,860 shares of common stock held by the Reporting Person's spouse. Row 6 and Row 8 consists of (a) 23,321,589 shares of common stock held by CD Financial, LLC ("CDF"); and (b) 2,136,067 shares of common stock held by the Carl DeSantis Retained Annuity Trust #2 ("Trust #2"). The Reporting Person serves as a co-trustee of each of the CDS Trust and Trust #2 and accordingly, has shared voting and dispositive power over the shares of common stock held by CDF and Trust #2.
- Dean DeSantis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,131,365; shared voting power 37,575,723; sole dispositive power 2,131,365; shared dispositive power 37,575,723; aggregate amount beneficially owned 39,707,088 (16.9% of the class)
  Comment: Row 5 and Row 7 consists of 2,131,365 shares of common stock held by the Reporting Person. Row 6 and Row 8 consists of (a) 23,321,589 shares of common stock held by CDF; (b) 10,800,000 shares of common stock held by GRAT I; and (c) 2,136,067 shares of common stock held by the Carl DeSantis Grantor Annuity Trust #2 ("Trust #2"); and (d) 1,318,067 shares of common stock held by the Estate. The Reporting Person serves as a co-trustee of each of the CDS Trust and Trust #2 and as a personal representative of the Estate. Accordingly, the Reporting Person has shared voting and dispositive power over the shares of common stock held by CDF, GRAT I, Trust #2 and the Estate.
- CD Financial, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 23,321,589; shared voting power 0; sole dispositive power 23,321,589; shared dispositive power 0; aggregate amount beneficially owned 23,321,589 (9.9% of the class)
- GRAT 1, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 10,800,000; shared voting power 0; sole dispositive power 10,800,000; shared dispositive power 0; aggregate amount beneficially owned 10,800,000 (4.6% of the class)
- Carl DeSantis Retained Annuity Trust 2: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 2,136,067; shared voting power 0; sole dispositive power 2,136,067; shared dispositive power 0; aggregate amount beneficially owned 2,136,067 (0.9% of the class)
- Estate of Carl DeSantis: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 12,118,067; shared voting power 0; sole dispositive power 12,118,067; shared dispositive power 0; aggregate amount beneficially owned 12,118,067 (5.2% of the class)
  Comment: Row 5 and Row 7 consists of (a) 1,318,067 shares of common stock held by the Reporting Person and (b) 10,800,000 shares of common stock held by GRAT 1 of which the Reporting Person owns a 100% beneficial interest.

## Item 1. Issuer
Name of issuer: Celsius Holdings, Inc.
Address of issuer's principal executive offices: 2424 North Federal Highway, Suite 208 Boca Raton, Florida 33431

## Item 2. Person Filing
Name of person filing:
(1) William H. Milmoe

(2) Deborah DeSantis

(3) Dean DeSantis

(4) CD Financial, LLC

(5) GRAT 1, LLC

(6) Carl DeSantis Retained Annuity Trust 2

(7) Estate of Carl DeSantis
Address of principal business office or, if none, residence:
The address for William H. Milmoe, Deborah DeSantis, Dean DeSantis, CD Financial, LLC, GRAT 1, LLC, the Carl DeSantis Retained Annuity Trust 2, and the Estate of Carl DeSantis is as follows:

190 S.E. Fifth Avenue
Suite 200
Delray Beach, FL 33483
Citizenship:
William H. Milmoe - USA
Deborah DeSantis - USA
Dean DeSantis - USA
CD Financial, LLC - Florida
GRAT 1, LLC - Florida
Carl DeSantis Retained Annuity Trust 2 - Florida
Estate of Carl DeSantis - Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
William H. Milmoe: 35,700,901

Deborah DeSantis: 29,016,683

Dean DeSantis: 39,707,088

CD Financial, LLC: 23,321,589

GRAT 1, LLC: 10,800,000

Carl DeSantis Retained Annuity Trust 2: 2,136,067

Estate of Carl DeSantis: 12,118,067
Percent of class:
(1) William H. Milmoe: 15.2%

(2) Deborah DeSantis: 12.3%

(3) Dean DeSantis: 16.9%

(4) CD Financial, LLC: 9.9%

(5) GRAT 1, LLC: 4.6%

(6) Carl DeSantis Retained Annuity Trust 2: 0.9%

(7) Estate of Carl DeSantis: 5.2%
Sole power to vote or to direct the vote:
(1) William H. Milmoe: 261,245

(2) Deborah DeSantis: 3,559,027

(3) Dean DeSantis: 2,131,365

(4) CD Financial, LLC: 23,321,589

(5) GRAT 1, LLC: 10,800,000

(6) Carl DeSantis Retained Annuity Trust 2: 2,136,067

(7) Estate of Carl DeSantis: 12,118,067
Shared power to vote or to direct the vote:
(1) William H. Milmoe: 35,439,656

(2) Deborah DeSantis: 25,457,656

(3) Dean DeSantis: 37,575,723

(4) CD Financial, LLC: 0

(5) GRAT 1, LLC: 0

(6) Carl DeSantis Retained Annuity Trust 2: 0

(7) Estate of Carl DeSantis: 0
Sole power to dispose or to direct the disposition:
(1) William H. Milmoe: 261,245

(2) Deborah DeSantis: 3,559,027

(3) Dean DeSantis: 2,131,365

(4) CD Financial, LLC: 23,321,589

(5) GRAT 1, LLC: 10,800,000

(6) Carl DeSantis Retained Annuity Trust 2: 2,136,067

(7) Estate of Carl DeSantis: 12,118,067
Shared power to dispose or to direct the disposition:
(1) William H. Milmoe: 35,439,656

(2) Deborah DeSantis: 25,457,656

(3) Dean DeSantis: 37,575,723

(4) CD Financial, LLC: 0

(5) GRAT 1, LLC: 0

(6) Carl DeSantis Retained Annuity Trust 2: 0

(7) Estate of Carl DeSantis: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
The shares of common stock referenced in Item 4, Section 1 above are held of record by William H. Milmoe, Deborah DeSantis, Dean DeSantis, CD Financial, LLC ("CDF"), GRAT1, LLC ("GRAT 1"), the Carl DeSantis Retained Annuity Trust 2 ("Trust #2) and the estate of Carl DeSantis (the "Estate").

William H. Milmoe is the manager of CDF and a co-trustee of the Carl DeSantis Revocable Trust (the "CDS Trust"), which owns a 99% beneficial interest in CDF. Dean DeSantis and Deborah DeSantis are the other co-trustees of the CDS Trust.

William H. Milmoe and Dean DeSantis are the co-personal representatives of the Estate, which owns a 100% beneficial interest in GRAT 1.

Deborah DeSantis and Dean DeSantis are the co-trustees of Trust #2.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1: Joint Filing Agreement

## Signatures
- William H. Milmoe: /s/ William H. Milmoe, William H. Milmoe (02/12/2025)
- Deborah DeSantis: /s/ Deborah DeSantis, Deborah DeSantis (02/12/2025)
- Dean DeSantis: /s/ Dean DeSantis, Dean DeSantis (02/12/2025)
- CD Financial, LLC: /s/ William H. Milmoe, William H. Milmoe, Manager (02/12/2025)
- GRAT 1, LLC: /s/ William H. Milmoe, William H. Milmoe, Personal Representative (02/12/2025)
- Carl DeSantis Retained Annuity Trust 2: /s/ Dean DeSantis, Dean DeSantis, Trustee (02/12/2025)
- Estate of Carl DeSantis: /s/ Dean DeSantis, Dean DeSantis, Personal Representative (02/12/2025)